UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

JOE’S JEANS INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

47777N101
(CUSIP Number)

November 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 4 Pages

CUSIP No. 47777N101		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph M. Dahan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,364,708
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,364,708
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,364,708
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.71%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 47777N101	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.10 per share (the “Shares”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 1 supplementally amends Items 2 – 5 of the initial statement filed by Joseph M. Dahan on Schedule 13D, dated October 25, 2007, and all amendments thereto (collectively, the “Initial Statement”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.    Identity and Background.

This statement is filed on behalf of Joseph M. Dahan, a United States citizen (“Mr. Dahan”).  Mr. Dahan serves as the creative director of the Issuer.  The principal business address of Mr. Dahan is 5901 South Eastern Avenue, Commerce, CA 90040.

During the last five years, Mr. Dahan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

Item 4.    Purpose of Transaction.

On November 6, 2006, Mr. Dahan was granted 546,000 restricted stock units pursuant to the Issuer’s 2004 Stock Incentive Plan.  The restricted stock units represent a contingent right to receive one Share subject to vesting requirements.  The restricted stock units vest as follows: 1/8 of the grant will vest on June 18, 2009 and thereafter every 6 months until the restricted stock units are fully vested on December 18, 2012.  On November 12, 2006 (the “Date of Event”), Mr. Dahan sold 600,000 shares to satisfy certain obligations in connection with a secured loan.

Item 5.    Interest in Securities of the Issuer.

(a) – (b)  As of the Date of Event, Mr. Dahan may be deemed to be the beneficial owner of 14,364,708 Shares.  This number consists of: (i) 13,618,708 Shares held by Mr. Dahan, (ii) 200,000 Shares issuable upon the exercise of employee stock options held by Mr. Dahan (the “Options”), and (iii) 546,000 Shares issuable upon vesting of restricted stock units held by Mr. Dahan.  Assuming full exercise of the Options and vesting of the restricted stock units, Mr. Dahan may be deemed to be the beneficial owner of approximately 23.71% of the Issuer’s outstanding shares.  Mr. Dahan has sole power to vote and dispose of the 14,364,708 Shares.

(c)           Except as described in response to Item 4, there have been no transactions with respect to the Shares by Mr. Dahan during the 60-day period preceding the Date of Event.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 47777N101	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008	JOSEPH M. DAHAN

/s/ Joseph M. Dahan